SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15


                                                   Commission File Number 0-343


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                      Public Service Company of Oklahoma
            (Exact name of registrant as specified in its charter)

                              212 East 6th Street
                             Tulsa, OK 74119-1212
                                 (918)599-2000
    (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                  Cumulative Preferred Stock, $100 par Value
           (Title of each class of securities covered by this Form)

                             First Mortgage Bonds
                       Series S, 7-1/4% due July 1, 2003
                     Series T, 7-3/8% due December 1, 2004
                      Series U, 6-1/4% due April 1, 2003
                      Series V, 7-3/8% due April 1, 2023
                       Series W, 6-1/2% due June 1, 2005

                               Medium-term Notes
                      Series A-2, 5.91% due March 1, 2001
                      Series A-3, 6.02% due March 1, 2001
                      Series A-4, 6.02% due March 1, 2001

                              Floating Rate Notes
                        Series A due November 21, 2002
  (Title of each class of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)            [x]         Rule 12h-3(b)(1)(ii)            [ ]
Rule 12g-4(a)(1)(ii)           [ ]         Rule 12h-3(b)(2)(i)             [ ]
Rule 12g-4(a)(2)(i)            [ ]         Rule 12h-3(b)(2)(ii)            [ ]
Rule 12g-4(a)(2)(ii)           [ ]         Rule 15d-6                      [ ]
Rule 12h-3(b)(1)(i)            [x]

Approximate number of holders of record as of the certification or notice date: 213

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                               By: /s/ John F. Di Lorenzo, Jr.___
                               Name:  John F. Di Lorenzo, Jr.
                               Title:      Secretary


Date:  January 22, 2001